UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOLDEN QUEEN MINING CO. LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Harris Clay

933 Milledge Road

Augusta, GA 30904

(706) 733-2474

Jonathan C. Clay

Soledad Mountain LLC

29 Ridgecroft Road

Bronxville, NY 10708

(914) 961-0898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harris Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐	N/A
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 13,142,156 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 13,142,156 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,142,156 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐	N/A
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,081,686 shares of Common Stock
	8	SHARED VOTING POWER 8,115,580 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,081,686 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,115,580 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,197,266 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soledad Mountain LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐	N/A
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,258,330
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,258,330
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,258,330 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100	Page 5 of 9 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in Schedule 13D originally filed on December 14, 2010. This Amendment is being filed to update the beneficial holdings of Harris Clay resulting from the transfer of shares to the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, of which Harris Clay serves as a trustee. No purchases or sales of securities of the Issuer were made directly by the reporting persons named herein.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value (the “Common Stock”), of Golden Queen Mining Co. Ltd., a corporation organized under the laws of the Province of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive office is located at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 2. Identity and Background

(a)	This statement is being jointly filed by Soledad Mountain LLC (“Soledad”), Harris Clay and Jonathan C. Clay (collectively, the “Reporting Persons” and each, a “Reporting Person”).

Soledad, a Delaware limited liability company, has its principal office at 954 Lexington Avenue, Suite 124, New York, NY 10021. Soledad’s principal business is investments. The membership interests of Soledad are owned 99.0147% by the Harris Clay 2010 GRAT (the “2010 GRAT”) and 0.9853% by Jonathan C. Clay. Jonathan C. Clay is the sole manager of Soledad and the sole trustee of the 2010 GRAT.

(b)	The residence or business address of Harris Clay is 933 Milledge Road, Augusta, GA 30904.

The residence or business address of Jonathan C. Clay is 29 Ridgecroft Road, Bronxville, NY 10708.

(c)	Harris Clay is presently retired.

Jonathan C. Clay is the Managing Director of The Family Golf Challenge. The principal business address of The Family Golf Challenge is 275 Madison Avenue, New York, NY 10017.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Harris Clay and Jonathan C. Clay is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 38115J100	Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Considerations

Harris Clay and Jonathan C. Clay acquired their shares of the Common Stock by purchase through their personal assets beginning in 1987. The Reporting Persons ownership of the Common Stock have been reported in the Issuer’s annual proxy statements since 1998.

Harris Clay acquired 7,258,330 shares of Common Stock between June 30, 1987 and July 23, 2009 at prices ranging from $0.12897 to $1.69409 per share. On January 14, 2010, Harris Clay transferred all such shares of the Common Stock to Soledad, which at the time was owned 99.0147% by Harris Clay and 0.9853% by Jonathan C. Clay. On April 9, 2010, Harris Clay transferred his entire interest in Soledad to the 2010 GRAT. Jonathan C. Clay is the sole manager of Soledad and the sole trustee of the 2010 GRAT. The transfer was made as a gift to the 2010 GRAT without payment or receipt of any consideration by Harris Clay or the 2010 GRAT.

Jonathan C. Clay acquired 1,081,686 shares of Common Stock between July 28, 1987 and March 4, 2009 at prices ranging from $0.15 to $1.66718 per share. Harris Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”).  The other 50% of Arctic Coast is owned by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, of which Harris Clay and his nephew, Thomas M. Clay, are trustees. Arctic Coast owns an aggregate of 807,250 shares of the Common Stock.  On December 10, 2008, Harris Clay transferred his ownership in Arctic Coast to 933 Milledge LLC (“933 Milledge”), which at the time was owned 99.50% by Harris Clay and 0.50% by Jonathan C. Clay. On January 9, 2009, Harris Clay transferred his entire interest in 933 Milledge to the Harris Clay 2009 GRAT (the “2009 GRAT”). Jonathan C. Clay is the sole manager of 933 Milledge and the sole trustee of the 2009 GRAT. The transfer was made as a gift to the 2009 GRAT without payment or receipt of any consideration by Harris Clay or the 2009 GRAT. Harris Clay is president of Arctic Coast and Jonathan C. Clay is a director of Arctic Coast. On July 23, 2009, 933 Milledge purchased 50,000 shares of the Common Stock for $0.60249 per share.

On February 7, 2012, 7,337,812 shares of Common Stock were transferred from the Landon T. Clay 2010-1 Annuity Trust dated February 2, 2010 to the Landon T. Clay 2009 Irrevocable Trust u/a March 9, 2009 (the “2009 Irrevocable Trust”). Harris Clay is a trustee of the 2009 Irrevocable Trust. The transfer was made as a gift to the 2009 Irrevocable Trust without payment or receipt of any consideration by Harris Clay.

Item 4. Purpose of Transaction

All of the Common Stock beneficially owned by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business.

SCHEDULE 13D

CUSIP No. 38115J100	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer

(a)	Pursuant to the Company’s most recent quarterly report on Form S-1/A filed with the Securities and Exchange Commission on December 13, 2011 there were 97,978,380 outstanding shares of the Common Stock.

Harris Clay is the father of Jonathan C. Clay. Harris Clay may be deemed to beneficially own an aggregate of 13,142,156 shares of the Common Stock which constitutes 13.4% of such class of securities. This total includes (i) 807,250 shares of the Common Stock held by Arctic Coast, (ii) 4,997,094 shares of the Common Stock held by various charitable annuity lead trusts (collectively, the “Landon Charitable Trusts”) of which Landon T. Clay, Harris Clay’s brother, is the donor, Harris Clay is the trustee and each of Landon T. Clay’s four sons have a remainder beneficial interest, and (iii) 7,337,812 shares of the Common Stock held by 2009 Irrevocable Trust of which Landon T. Clay, Harris Clay’s brother, is the donor, and Harris Clay is a trustee.

Jonathan C. Clay may be deemed to beneficially own an aggregate of 9,229,266 shares of the Common Stock which constitutes 9.4% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by Jonathan C. Clay, (ii) 807,250 shares of the Common Stock held by Arctic Coast, (iii) 7,258,330 shares of the Common Stock held by Soledad, (iv) 50,000 shares of the Common Stock held by 933 Milledge LLC and (v) 32,000 shares of the Common Stock held in a custody account for James Clay, Jonathan C. Clay’s son, of which Jonathan C. Clay’s wife, Whitney, is the sole custodian (the “Custody Account”). Jonathan C. Clay disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Soledad may be deemed to beneficially own an aggregate of 7,258,330 shares of the Common Stock which constitutes 7.7% of such class of securities.

Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any shares of the Common Stock or has the right to acquire any shares of the Common Stock.

(b)	Harris Clay may be deemed to share voting and dispositive power with respect to 13,142,156 shares of Common Stock which consists of (i) 4,997,094 shares held by the Landon Charitable Trusts, (ii) 807,250 shares held by Arctic Coast and (iii) 7,337,812 shares held by the 2009 Irrevocable Trust.

Jonathan C. Clay has sole voting and dispositive power with respect to 1,081,686 shares of the Common Stock directly held by Jonathan C. Clay. Jonathan C. Clay may be deemed to share voting and dispositive power with respect to 8,115,580 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 7,258,330 shares held by Soledad and (iii) 50,000 shares held by 933 Milledge LLC.

Soledad may be deemed to share voting and dispositive power with respect to 7,258,330 shares of Common Stock held directly by Soledad.

SCHEDULE 13D

CUSIP No. 38115J100	Page 8 of 9 Pages

Except as disclosed in this Item 5(b), neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which they may be deemed to beneficially own.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Persons.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of December 14, 2010, by and among Harris Clay, Jonathan C. Clay and Soledad Mountain LLC.

__________

*Included as an exhibit to the Schedule 13D filed on December 14, 2010.

SCHEDULE 13D

CUSIP No. 38115J100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 29, 2012

/s/ Harris Clay
Harris Clay

/s/ Jonathan C. Clay
Jonathan C. Clay

SOLEDAD MOUNTAIN LLC

By:	/s/ Jonathan C. Clay
Name: Jonathan C. Clay
Title: Managing Member